SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2009 RESULTS

(Rio de Janeiro – September 9, 2009) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras had consolidated net income of U.S.$3,991 million for the second quarter of 2009, 51.4% higher than the first quarter of 2009, primarily due to increased production, higher oil prices and exports and decreased operating expenses. Cash from operating activities, measured by adjusted EBITDA, increased 45.6% to U.S.$8,038 million in the second quarter of 2009 compared to the first quarter of 2009. Our operational margin also increased 7.0% in the second quarter of 2009 compared to the preceding quarter.

Consolidated net income in the first half of 2009 was 38.2% lower than in the first half of 2008, due primarily to a 52.3% reduction in the average Brent crude oil price, which decreased to U.S.$52.00 in the first half of 2009 compared to U.S.$109.00 in the first half of 2008, and to lower international oil products prices. Consolidated net income in the first half of 2009 was also affected by increased financing activities and hedging operations and by the impact of foreign exchange variation on net monetary assets denominated in U.S. dollars. These effects were partially offset by the tax benefit generated by the provision for interest on shareholders’ equity in June 2009.

Cash from operating activities, measured by adjusted EBITDA, remained closer to 2008 levels, decreasing 26.0% to U.S.$13,559 million in the first half of 2009 compared to U.S.$18,312 million in the first half of 2008.

Total domestic and international oil and gas production increased 1.7% in the second quarter of 2009 compared to the first quarter of 2009, and 5.8% year-on-year in the first half of 2009. Increased output from the P-52 and P-54 (Roncador) platforms, together with the start-up of the P-51 (Marlim Sul) and P-53 (Marlim Leste) platforms, more than offset the natural decline in mature fields.

We invested a total of U.S.$14,271 million in the first half of 2009, 48.0% of which was used to expand future oil and gas production capacity, our investment priority. In percentage growth terms, the leaders were the Supply and Gas and Energy Segments, where capital was allocated to refinery investments and to expand Brazil´s gas pipeline network.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

Our results for the first half of 2009 were excellent, despite the substantial fall in oil prices. We generated more than U.S.$13.5 billion of operating cash flow (measured by adjusted EBITDA) and recorded net income of U.S.$6.6 billion.

The positive results from our operating segments reflect the benefits of being an integrated company. The Supply segment reported net income of more than U.S.$4.5 billion in the first half of the year, largely offsetting reduced income from lower prices in our Brazilian Exploration and Production segment. The Gas and Energy segment recorded positive net income despite weak power generation and natural gas markets, aided by greater flexibility from completed infrastructure projects. Our Distribution segment recorded gains in market share and higher margins, which contributed to net income despite reduced demand in Brazil.

The success of our operations in the first half of 2009 and the positive outlook for the future has been translated into gains for our investors and shareholders.

Our oil and gas production continues to grow. We have added 525,000 bbl/d of production capacity since the end of 2008, with the installation of the P-51, P-53 and FPSO Cidade de Niterói platforms, as well as the start-up of the Parque das Conchas and Frade fields. These new units will be the foundation for our continued growth in production. Year-on-year oil and NGL production increased 7.0% in the first half of 2009, a result unmatched by any other major oil company.

We obtained important advances as a result of our exploration efforts. In April we declared the Piracucá Field, off the coast of São Paulo State, commercially viable. In May we disclosed the existence of gas and condensates in the Panoramix well, in shallow waters also off the São Paulo coast.

There were also new pre-salt discoveries at the Corcovado-1 well, in the pre-salt layer of the Santos Basin, and the Iguaçu well, located in the Carioca appraisal area of Block BM-S-9 at a depth of more than 2,000 meters (6,562 feet).

Another important milestone was the start-up of the Tupi Extended Well Test (EWT) on May 1, 2009. The EWT was designed to study various aspects of this new frontier, such as reservoir behavior, fluid movement and drainage, and wells geometry. Although briefly interrupted at the beginning of July for equipment repairs, the results have been as expected and will prove invaluable when planning the area’s development.

In the international segment, we concluded the acquisition of distribution assets in Chile, ensuring an important presence in that market. The acquisition of Petrobras Energía Perú, for total control, was also approved. Finally, we acquired a 50% interest in an important exploration block in Namibia, west coast of Africa, as part of our ongoing strategy to deploy our technology and expertise in exciting new frontier area in deep and ultra-deep waters.

Despite difficult credit markets, Petrobras’ investment-grade status and market credibility allowed us to issue U.S.$1.5 billion in Global Notes in February 2009, maturing in 2019. We reopened this issue in July, raising an additional U.S.$1.25 billion at a yield for the investor 1.25% lower than February’s yield. Demand was five times greater than supply for this reopening. Our substantial resource base and our ongoing investment plan enabled us to finalize a U.S.$10 billion, 10-year financing with the China Development Bank, as well as a U.S.$2 billion commitment from the Export-Import Bank of the United States. In July, we closed a financing with the National Economic and Social Development Bank - "BNDES" (Banco Nacional de Desenvolvimento Econômico e Social) for U.S.$12.8 billion.

We continue to invest in accordance with our opportunities and our cash flow. Our investment program for the first half of 2009 totaled more than U.S.$14.2 billion, 17.3% up year-on-year, with the largest share going to Exploration and Production in Brazil to increase production.

Despite the uncertain global economy, the Company continues to demonstrate its capacity to overcome challenges and achieve its long-term objectives. In an increasingly dynamic and competitive environment, our achievements in the first half of 2009 demonstrate that we are on the right path.

Financial Highlights

				For the first half of
			Income statement data
1Q-2009	2Q-2009	2Q-2008	(in millions of U.S. dollars, except for per	2009	2008
			share and per ADS data)
22,899	27,001	40,940	Sales of products and services	49,900	74,291
18,212	21,582	33,495	Net operating revenues	39,794	59,837
-	(560)	(470)	Financial income (expense), net	(560)	(191)
2,636	3,991	6,215	Net income attributable to Petrobras	6,627	10,716
0.30	0.45	0.71	Basic and diluted earnings per common and preferred share	0.76	1.22
0.60	0.90	1.42	Basic and diluted earnings per ADS	1.52	2.44

			Other data
45.0	49.7	41.1	Gross margin (%) (1)	47.5	41.3
23.4	30.4	27.3	Operating margin (%) (2)	27.2	25.9
14.5	18.5	18.6	Net margin (%) (3)	16.7	17.9
51	50	47	Debt to equity ratio (%) (4)	50	47

			Financial and economic indicators
44.00	59.00	121.00	Brent crude (U.S.$/bbl)	52.00	109.00
2.3152	2.0740	1.6555	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	2.1939	1.6972
2.3152	1.9516	1.5919	Period-end Commercial Selling Rate for U.S. Dollar (R$/U.S.$)	1.9516	1.5919

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Operating margin equals operating income divided by net operating revenues.
(3) Net margin equals net income divided by net operating revenues.
(4) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

				For the first half of
1Q-2009	2Q-2009	2Q-2008		2009	2008
2,636	3,991	6,215	Net income attributable to Petrobras	6,627	10,716
1,328	1,563	1,531	Depreciation, depletion and amortization	2,891	2,981
(337)	(485)	(517)	Financial income	(822)	(958)
126	356	345	Financial expense	482	454
211	689	642	Monetary and exchange variation	900	695
1,297	1,201	2,704	Total income tax expense	2,498	4,765
15	(230)	(253)	Equity in results of non-consolidated companies	(215)	(334)
131	(54)	(94)	Other expenses, net	77	(94)
			Noncontrolling interest in results of consolidated
114	1,007	20	subsidiaries	1,121	87

5,521	8,038	10,593	Adjusted EBITDA	13,559	18,312

30.3	37.2	31.6	EBITDA margin (%)(1)	34.1	30.6

(1)EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first half of 2009 and for the first half of 2008 has been affected by the 22.6% decrease in the value of the Real against the U.S. dollar during that period.

OPERATING HIGHLIGHTS

				For the first half of
1Q-2009	2Q-2009	2Q-2008		2009	2008
			Average daily crude oil and gas production
2,078	2,104	1,972	Crude oil and NGLs (mbbl/d) (1)	2,091	1,955
1,952	1,964	1,854	Brazil	1,958	1,835
114	130	104	International	122	106
12	10	14	Non-consolidated international production(2)	11	14
2,424	2,520	2,502	Natural gas (mmcf/d) (3)	2,472	2,466
1,854	1,914	1,926	Brazil	1,884	1,872
570	606	576	International	588	594

			Crude oil and NGL average sales price (U.S. dollars/bbl)
32.23	48.68	105.46	Brazil (4)	40.74	95.89
39.21	48.92	75.41	International	44.34	69.41

			Natural gas average sales price (U.S. dollars/mcf)
5.25	3.98	6.50	Brazil	4.58	6.35
2.13	1.87	2.98	International	2.00	2.90

			Lifting costs (U.S. dollars/boe)
			Crude oil and natural gas – Brazil
7.82	8.72	9.88	Excluding production taxes (5)	8.27	9.28
14.69	19.50	31.08	Including production taxes (5)	17.11	27.99
4.61	4.65	4.37	Crude oil and natural gas – international	4.63	4.19

			Refining costs (U.S. dollars/boe)
2.58	3.07	3.53	Brazil	2.83	3.57
4.70	5.94	5.43	International	5.29	5.71
			Refining and marketing operations (mbbl/d)
2,223	2,223	2,223	Primary Processed Installed Capacity	2,223	2,223
			Brazil (6)
1,942	1,942	1,942	Installed capacity	1,942	1,942
1,771	1,778	1,846	Output of oil products	1,774	1,811
91%	90%	95%	Utilization	90%	93%
			International
281	281	281	Installed capacity	281	281
220	196	204	Output of oil products	208	163
69%	60%	63%	Utilization	64%	59%

80	79	77	Domestic crude oil as % of total feedstock processed	79	78

			Imports (mbbl/d)
426	361	441	Crude oil imports	393	396
140	121	167	Oil product imports	131	198
			Exports (mbbl/d)
451	512	425	Crude oil exports (7)(8)	482	369
215	237	245	Oil product exports (8)	226	252

100	267	62	Net exports (imports) of crude oil and oil products	184	27

			Other imports and exports (mbbl/d)
130	154	197	Imports of LPG and other products	142	195
1	1	6	Exports of other products (8)	1	4

			Sales volume (mbbl/d)
658	715	754	Diesel	687	727
303	288	302	Gasoline	296	300
97	89	95	Fuel Oil	93	96
152	165	152	Naphtha	158	159
195	212	217	LPG	203	207
76	76	75	Jet Fuel	76	75
128	218	170	Other	173	170

1,609	1,763	1,765	Total oil products	1,686	1,734
97	107	90	Ethanol and other products	102	82
215	235	315	Natural gas	225	309

1,921	2,105	2,170	Total domestic market	2,013	2,125
667	750	676	Exports	709	625

682	460	631	International sales and other operations	570	594

1,349	1,210	1,307	Total international market (7)	1,279	1,219

3,270	3,315	3,477	Total	3,292	3,344

(1)	Includes production from shale oil reserves.
(2)	Non-consolidated companies in Venezuela.
(3)	Does not include LNG. Includes reinjected gas.
(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5)	Production taxes include royalties, special government participation and rental of areas.
(6)	As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).
(7)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(8)	Includes exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Natural decline in production from mature fields was offset by increased production from platforms P-52 and P-54 in the Roncador field, and the start-up of platforms P-53 in the Marlim Leste field in the fourth quarter of 2008, and P-51 in the Marlim Sul field and FPSO Cidade de Niterói in the Marlim Leste field in the first half of 2009.

International consolidated crude oil and NGL production increased due to the start-up of production in Nigeria in July 2008. This upturn was partially offset by the reduction of output in Ecuador due to the sale of a part of our interest in Block 18.

Natural Gas

Domestic natural gas production increased 0.6% due to increased production from new platforms.

International gas production decreased 1.0% due to reduced imports of Bolivian gas until April 2009 and reduced consumption of natural gas at our gas-powered thermoelectric plants, which supplement the base hydroelectric system. This decrease was partially offset by higher production from Argentina due to the increase in our interest in the Sierra Chata gas block in the fourth quarter of 2008.

Lifting Costs

Excluding the impact of the depreciation of the Real, our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 4.0% compared to the first half of 2008 due to higher well interventions and equipment maintenance in platforms P-34 and Pargo and in wells in the Marlim field, in addition to increased personnel expenses.

Our production taxes in Brazil on a per bbl basis decreased 52.8% to U.S.$8.84 per bbl for the first half of 2009 compared to U.S.$18.71 for the first half of 2008. This decrease is attributable to a 51.3% reduction in the reference price for local oil, which averaged U.S.$43.62 in the first half of 2009 compared to U.S.$89.64 in the first half of 2008, reflecting the average Brent price on the international market. This effect was partially offset by increased special participation taxes due to higher output from new platforms.

The upturn in our international unit lifting costs was due to higher costs from third-party services in Argentina and increased prices, partially offset by the start-up of production in Nigeria, where lifting costs are lower than the average in the Company´s International segment.

Refining

Our refinery output in Brazil in the first half of 2009 decreased 2.0% compared to the first half of 2008 due to higher scheduled stoppages in distillation plants.

Our international refinery output increased due to the inclusion of the Nansei Sekiyu Kabushiki Kaisha (NSS) Refinery in Okinawa, Japan acquired in April 2008, in addition to improved operational performance at the Pasadena Refinery in the United States.

Refining Costs

Excluding the impact of the depreciation of the Real, our year-on-year refining costs in Brazil increased 1.0% due to higher personnel expense from the 2008-09 collective bargaining agreement, higher costs with materials and lower output.

International refining costs decreased due to higher processed crude volumes, attributable to the resumption of normal operations at the Pasadena Refinery after a scheduled stoppage in the first quarter of 2008, and the inclusion of the NSS Refinery beginning in April 2008, where refining costs are lower than the international average.

Sales Volume

Our domestic sales volume decreased 5.3% to 2,013 mbbl/d in the first half of 2009 compared to 2,125 mbbl/d in the first half of 2008, mainly due to lower sales of diesel and natural gas. The decrease in diesel sales was attributable to the absence of production from emergency diesel-fired thermoelectric plants in the first half of 2009, reduced demand as a result of the economic downturn, particularly in the agricultural sector, and an increase in the mandatory percentage of biodiesel from 2% to 3% beginning in July 2008. Natural gas sales decreased due to the economic downturn and the use of fuel oil for industrial use, in addition to reduced gas-fired thermoelectric demand due to high reservoir levels at the hydroelectric power plants in the Southeastern Brazil.

Export volumes increased 13.4% in the first half of 2009 compared to the first half of 2008, primarily as a result of crude oil export sales, attributable to increased production from FPSO – Cidade de Rio das Ostras (Badejo), P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO – Cidade de Niterói (Marlim Leste) platforms, in addition to lower domestic demand.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

• domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

• the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in the first half of 2009 (a depreciation of 22.6%), the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the first half of 2009 and in the first half of 2008 was impacted by the decrease in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	For the first half of
	2009	2008
	(U.S.$ million)
Exploration and Production	3,597	12,514
Supply	4,523	(449)
Gas and Energy	234	(71)
International	(344)	147
Distribution	252	351
Corporate	(1,350)	(931)
Eliminations	(285)	(845)

Net income attributable to Petrobras	6,627	10,716

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

The reduction in net income from Exploration and Production segment for the first half of 2009 compared to the first half of 2008 reflects a decline in international prices and increased exploration costs due to higher geology and geophysics costs.

These effects were offset by a 6.7% increase in oil and NGL production and lower production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from U.S.$ 13.25/bbl in the first half of 2008 to U.S.$ 10.86/bbl in the first half of 2009.

Supply

Our Supply segment comprises our downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The increase in net income for our Supply segment in the first half of 2009 compared to the same period of 2008 was due to lower oil acquisition/transfer costs and lower oil products import costs, reflecting the trend in international prices.

These effects were partially offset by a reduction in the average realization price due to lower export prices and, in the domestic market, where oil products are indexed to the international prices, maintaining gasoline and diesel prices at 2008 levels until June 2009, as well as higher operational expenses, due to allowances for marking inventories to market value and litigation.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The improved result from our Gas and Energy segment was due to the lower costs for purchasing electricity from third parties to fulfill our contractual commitments, as well as a reduction in fines paid for failure to deliver contracted amounts of electricity attributable to improvements in our natural gas infrastructure and increased supply of natural gas.

These effects were partially offset by reduced thermoelectric output as a result of abundant rainfall supplying Brazil’s hydroelectric power plants, and a decline in natural gas sales volume.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

The decrease in net income from the International segment in the first half of 2009 compared to the first half of 2008 was due to declining margins as a result of lower international oil prices, lower equity in results of non-consolidated companies and losses from the acquisition of the remaining 49.13% of the Pasadena Refinery.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.-BR, in Brazil.

The decrease in net income from Distribution segment in the first half of 2009 was primarily due to the reduction in the average realization price and increased selling, general and administrative expenses. This effect was partially offset by the upturn in sales volume, reflecting the consolidation of Alvo Distribuidora.

This segment accounted for 38.4% of the total Brazilian fuel distribution market in the first half of 2009, compared to 35.2% in the first half of 2008.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead, actuarial expenses related to our pension and health care plans for inactive participants.

The increase in net loss for our Corporate segment in the first half of 2009 compared to the same period of 2008 was primarily due to higher net financial expenses and noncontrolling interest results reflecting the impact of the appreciation of the Real against the U.S.dollar on the debt of Special Purpose Entities and affiliated companies where neither Petrobras nor any of its subsidiaries have a majority interest.

This effect was partially offset by increased income tax and social contribution tax credits.

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2009 COMPARED TO THE FIRST HALF OF 2008

The comparison between our results of operations has been affected by the 22.6% decrease in the value of the Real against the U.S. dollar in the first half of 2009 compared to the first half of 2008.

Revenues

Net operating revenues decreased 33.5% to U.S.$39,794 million in the first half of 2009 compared to U.S.$59,837 million in the first half of 2008. This decrease was primarily attributable to lower average sales prices of crude oil and natural gas in domestic and international markets and lower sales volumes in the domestic market.

Consolidated sales of products and services decreased 32.8% to U.S.$49,900 million in the first half of 2009 compared to U.S.$74,291 million in the first half of 2008, due to the decreases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

• Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes decreased 27.6% to U.S.$9,043 million in the first half of 2009 compared to U.S.$12,493 million in the first half of 2008, primarily due to lower prices and lower domestic sales volumes; and

• Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which decreased 45.8% to U.S.$1,063 million in the first half of 2009 compared to U.S.$1,961 million in the first half of 2008, primarily due to lower prices and lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the first half of 2009 decreased 40.5% to U.S.$20,882 million compared to U.S.$35,095 million in the first half of 2008. This decrease was principally a result of:

• 51.3% (U.S.$6,288 million) decrease in the cost of imports due to lower volumes and prices;

• 55.4% (U.S.$2,675 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

• 47.9% (U.S.$2,574 million) decrease in production taxes and charges due to a 51.3% reduction in the reference price for local oil, which averaged U.S.$43.62 in the first half of 2009 compared to U.S.$89.64 in the first half of 2008, reflecting the average Brent price on the international market; and

• 53.8% (U.S.$492 million) decrease in costs related to the generation and purchase of electricity for sale.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses decreased 3.0% to U.S.$2,891 million in the first half of 2009 compared to U.S.$2,981 million in the first half of 2008. Excluding the impact of the depreciation of the Real, depreciation, depletion and amortization increased in the first half of 2009 compared to the same period of 2008, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 7.4% to U.S.$798 million in the first half of 2009 compared to U.S.$743 million in the first half of 2008. This increase was primarily attributable to higher expenses related to domestic seismic drilling (U.S.$163 million) and to the write-off of dry and economically unviable wells in Brazil (U.S.$55 million) and abroad (U.S.$33 million). These increases were partially offset by a U.S.$56 million decrease in expenses related to international seismic drilling.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 10.9% to U.S.$3,125 million in the first half of 2009 compared to U.S.$3,507 million in the first half of 2008.

Selling expenses decreased 11.4% to U.S.$1,532 million in the first half of 2009 compared to U.S.$1,729 million in the same period last year. Excluding the impact of the depreciation of the Real, selling expenses increased 6.4% in the first half of 2009 compared to the same period of 2008, due to higher exports and trading volumes, which led to increased ship chartering and higher freight cabotage services (U.S.$108 million of the total increase). These increases were partially offset by a U.S.$44 million reduction in the allowance for doubtful accounts.

General and administrative expenses decreased 10.4% to U.S.$1,593 million in the first half of 2009 compared to U.S.$1,778 million during the same period last year. Excluding the impact of the depreciation of the Real, general and administrative expenses increased 9.5% in the first half of 2009 compared to the same period of 2008, due to higher personnel costs (U.S.$58 million of the total increase) as a result of an increased workforce and pay raises in Brazil, and increased third-party data processing services (U.S.$44 million of the total increase).

Research and Development Expenses

Research and development expenses decreased 30.9% to U.S.$322 million in the first half of 2009 from U.S.$466 million in the first half of 2008. This lower expense was primarily due to decreased average sales prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment according to Regulation ANP 05/2005.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 24.1% to U.S.$324 million in the first half of 2009 compared to U.S.$427 million in the first half of 2008. Excluding the impact of the depreciation of the Real, the employee benefit expense for non-active participants remained relatively constant during the first half of 2009 compared to the same period of 2008.

Other Operating Expenses

Other operating expenses decreased 42.8% to U.S.$636 million in the first half of 2009 from U.S.$1,112 million in the first half of 2008. A breakdown of other operating expenses by segment is included on page 28.

The most significant changes between the first half of 2009 and 2008 were:

• a U.S.$205 million extraordinary expense for marking inventory to market value in the first half of 2009;

• 276.2% (U.S.$116 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$158 million in the first half of 2009 compared to U.S.$42 million in the first half of 2008;

• 2.0% (U.S.$3 million) decrease in operating expense at thermoelectric power plants, to U.S.$146 million in the first half of 2009 compared to U.S.$149 million in the first half of 2008;

• 34.3% (U.S.$35 million) decrease in expense for health, safety, and environment (HSE), to U.S.$67 million in the first half of 2009 compared to U.S.$102 million in the first half of 2008;

• 40.9% (U.S.$70 million) decrease in expense for losses and contingencies related to legal proceedings, to U.S.$101 million in the first half of 2009 compared to U.S.$171 million in the first half of 2008;

• 40.9% (U.S.$134 million) decrease in expense for institutional relations and cultural projects, to U.S.$194 million in the first half of 2009 compared to U.S.$328 million in the first half of 2008; and

• 95.9% (U.S.$162 million) decrease in expense for contractual fines, to U.S.$7 million in the first half of 2009 compared to U.S.$169 million in the first half of 2008.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased 35.6% to a gain of U.S.$215 million in the first half of 2009 compared to a gain of U.S.$334 million in the first half of 2008, due mainly to a U.S.$88 million loss from investments in international subsidiaries.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased 14.2% to U.S.$822 million in the first half of 2009 compared to U.S.$958 million in the first half of 2008. This decrease was primarily attributable to a U.S.$139 million decrease in financial interest income from marketable securities. A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements as of June 30, 2009.

Financial Expenses

Financial expenses increased 6.2% to U.S.$482 million in the first half of 2009 compared to U.S.$454 million in the first half of 2008. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$297 million increase) and higher losses on derivative instruments (U.S.$199 million increase) in the first half of 2009. These increases were partially offset by a 19.3% (U.S.$163 million) increase in capitalized interest. A breakdown of financial expenses is set forth in Note 11 of our unaudited consolidated financial statements as of June 30, 2009.

Monetary and Exchange Variation

Monetary and exchange variation decreased 29.5% to a loss of U.S.$900 million in the first half of 2009 compared to a loss of U.S.$695 million in the first half of 2008. The higher loss from monetary and exchange variation is primarily attributable to the 16.5% decrease in the value of the Real against the U.S. dollar in the first half of 2009 compared to the first half of 2008.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 15.4% to U.S.$148 million in the first half of 2009 compared to U.S.$175 million in the first half of 2008. Excluding the impact of the depreciation of the Real, other taxes remained relatively constant during the first half of 2009 compared to the same period of 2008.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to a loss of U.S.$77 million in the first half of 2009 compared to a gain of U.S.$94 million in the first half of 2008. This decrease was primarily attributable to a U.S.$147 million provision for losses from the Pasadena Refinery in the first quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and noncontrolling interest decreased 34.2% to U.S.$10,246 million in the first half of 2009 compared to U.S.$15,568 million in the first half of 2008. Income tax expense decreased 47.6% to U.S.$2,498 million in the first half of 2009, compared to U.S.$4,765 million in the first half of 2008, due primarily to the reduction of taxable income and certain tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$459 million in the first half of 2009. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements as of June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

Our financing strategy is designed to help us achieve the targets set forth in our 2009-2013 Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2009, we had cash and cash equivalents of U.S.$4,870 million compared to U.S.$6,499 million at December 31, 2008. The decrease in our cash and cash equivalents was primarily due to the increase in our capital expenditures in the first half of 2009 compared to the same period last year.

Operating activities provided net cash flows of U.S.$9,771 million in the first half of 2009 compared to U.S.$12,226 million in the first half of 2008. Cash generated by operating activities was mainly affected by net operating revenues, which decreased U.S.$20,043 million during the first half of 2009 compared to the first half of 2008.

Net cash used in investing activities increased to U.S.$14,863 million in the first half of 2009 compared to U.S.$11,666 million in the first half of 2008. This increase was due primarily to capital expenditures totaling U.S.$14,271 million, including U.S.$6,849 million related to our exploration and production projects in Brazil, mainly in the Campos Basin.

Net cash provided by financing activities was U.S.$2,660 million in the first half of 2009 compared to net cash used in financing activities of U.S.$1,966 million in the first half of 2008. This increase was primarily due to a decrease in dividend payments, an increase in funds raised by PifCo from financial institutions and through the issuance of Global Notes.

Our net debt increased to U.S.$29,769 million as of June 30, 2009 compared to U.S.$20,852 million as of December 31, 2008, primarily due to funds raised by PifCo from financial institutions and through the issuance of Global Notes, mentioned above, as well as a reduction in cash and cash equivalents due to increased capital expenditures. Most of the proceeds were allocated to finance our 2009-2013 Business Plan.

			Percent
			Change
Balance sheet data	June 30, 2009	December	(June 30,	June 30,
		31, 2008	2009 versus	2008
			December
			31, 2008)
(U.S.$ million)
Cash and cash equivalents	4,870	6,499	(25.1)	6,648
Short-term debt	2,182	2,399	(9.0)	1,704
Total long-term debt	24,826	17,562	41.4	16,188
Total project financings	7,120	6,795	4.8	7,306
Total capital lease obligations	511	595	(14.1)	654
Net debt (1)	29,769	20,852	42.8	19,204
Petrobras' shareholders equity (2)	79,146	61,909	27.8	82,967
Total capitalization (3)	113,785	89,260	27.5	108,819

Reconciliation of Net debt	June 30, 2009	December	June 30,
		31, 2008	2008
(U.S.$ million)
Total long-term debt	24,826	17,562	16,188
Plus short-term debt	2,182	2,399	1,704
Plus total project financings	7,120	6,795	7,306
Plus total capital lease obligations	511	595	654
Less cash and cash equivalents	4,870	6,499	6,648
Net debt (1)	29,769	20,852	19,204

(1)
Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)
Petrobras' shareholders equity includes adjustments in the amount of U.S.$44 million (gain) on June 30, 2009 and U.S.$37 million (gain) on December 31, 2008, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)	Total capitalization is calculated as Petrobras' shareholders equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On June 30, 2009, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$2,182 million compared to U.S.$2,399 million on December 31, 2008.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the BNDES and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$24,826 million on June 30, 2009 compared to U.S.$17,562 million on December 31, 2008. This increase was primarily due to funds raised by PifCo from financial institutions and through the issuance of Global Notes. See Note 10 of our unaudited consolidated financial statements as of June 30, 2009.

Project Financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$7,120 million on June 30, 2009 compared to U.S.$6,795 million on December 31, 2008. This increase in outstanding project financing was primarily due to increased debt relating to the Gasene and Codajás projects. See Note 12 of our unaudited consolidated financial statements as of June 30, 2009.

Extinguished securities

On June 30, 2009, and December 31, 2008, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$695 million and U.S.$749 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of project financing. See Note 12 of our unaudited consolidated financial statements as of June 30, 2009.

Off Balance Sheet Arrangements

As of June 30, 2009, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$14,271 million in the first half of 2009, a 17.3% increase compared to our investments of U.S.$12,164 million in the first half of 2008. Our investments in the first half of 2009 were primarily directed toward increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in the first half of 2009, U.S.$6,849 million was invested in exploration and development projects, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first half of 2009 and 2008:

Activities

		For the first half of
		2009	2008
		(U.S.$ million)
•	Exploration and Production	6,849	7,055
•	Supply	3,784	1,574
•	Gas and Energy	2,058	1,460
•	International:
	Exploration and Production	771	1,202
	Supply	68	128
	Distribution	4	5
	Gas and Energy	37	9
•	Distribution	225	125
•	Corporate	475	606

Total capital expenditures		14,271	12,164

Dividends and Interest on Shareholders´ Equity

On April 08, 2009, our shareholders approved a dividend distribution of U.S.$4,242 million at the Ordinary General Meeting relating to the year ended December 31, 2008. This proposal complies with our by-laws regarding the guaranteed rights of preferred shares, and includes US$3,004 million of interest on shareholders’ equity already approved by our board of directors. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were restated according to the SELIC rate from December 31, 2008 to the initial date of payment. The first payment in the amount of U.S.$1,527 million was made available to shareholders on April 29, 2009. The second payment in the amount of U.S.$1,690 million was made available to shareholders on June 24, 2009. The remaining balance was made available to shareholders on August 14, 2009.

On June 24, 2009, Petrobras’ board of directors approved the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity in the amount of U.S.$1,349 million, as established in Article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00. The amount to be distributed to the shareholders will be made available no later than December 31, 2009, based on the share position as of July 3, 2009. The interest on shareholders’ equity, restated according to the SELIC rate from the date of effective payment until the closing of the respective fiscal year, should be discounted from the remuneration that will be distributed at the close of fiscal year 2009.

Subsequent Events

Global Notes of PifCo

On July 9, 2009, PifCo issued Global Notes in the total amount of U.S.$1,250 million in the international capital market, due March 15, 2019. The Global Notes bear interest at the rate of 7.875% per year, payable semiannually beginning on September 15, 2009. The Global Notes are consolidated, form a single series and are fully fungible with PifCo’s outstanding U.S.$1,500 million 7.875% Global Notes due 2019, issued on February 11, 2009. The funds will be used to pay part of the two-year bridge loans incurred at the beginning of this year, in accordance with the 2009-2013 Petrobras Business Plan.

This financing had an estimated cost of U.S.$5 million, a premium of U.S.$87 million and an effective interest rate of 6.933% per year. The Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

Lines of Credit for PifCo

• On July 13, 2009, PifCo borrowed U.S.$500 million under a line of credit with Banco Santander S.A. The loan will mature in June 2012 and bear interest at an initial rate of Libor plus a spread reflecting the prevailing rate at the time of incurrence. The proceeds will be used by PifCo to finance the purchase of oil imports to Petrobras.

• On September 01, 2009, PifCo borrowed U.S.$600 million under a line of credit with Banco do Brasil S.A. The loan will mature in August 2012 and bear interest at an initial rate of Libor plus a spread reflecting the prevailing rate at the time of incurrence. The proceeds will be used by PifCo to finance oil and oil products exports from Petrobras.

Financing from BNDES

On July 30, 2009, Petrobras and two of its subsidiaries entered into a U.S.$12,810 million (R$25 billion) financing agreement with BNDES. The funds will be used to increase our oil and gas production and refining capacity and expand the existing natural gas pipeline network in Brazil, in accordance with the 2009-2013 Business Plan. The financing has a term of 19 years and 8 months and it is indexed to the exchange variation of the U.S. dollar. The terms and conditions and the interest of the financing reflect prevailing market terms and rates at the time of incurrence.

New exploration and production regulatory model

The President of Brazil submitted to Congress the new proposed legislation for the oil and gas industry on August 31, 2009. The proposals are based on studies conducted by the Inter-Ministry Commission that was created to study and propose regulatory changes to the oil and gas sector.

The proposed legislation includes, among other things:

• the introduction of production-sharing contracts for oil and gas exploration and production in pre-salt layers and in potentially strategic areas as defined by the National Energy Policy Council (CNPE);

• the creation of a new state-run company that will represent the interests of the Brazilian government in the production-sharing contracts (the new company will not conduct upstream activities or engage in investments);

• the authorization to the Brazilian government to transfer to Petrobras, for a price, the oil and gas exploration and production activities in areas of the pre-salt layer that are not subject to concessions; and

• the authorization for the Brazilian government to subscribe for additional shares of capital stock of Petrobras.

For more information on the proposed legislation, see our report on Form 6-K furnished to the SEC on August 31, 2009.

Production Taxes Paid

	For the first half of
	2009	2008	Percent Change (June 30, 2009 versus June 30, 2008)
	(U.S.$ million)
Brazil
Royalties	1,641	3,090	(46.9)
Special Participation Charge	1,466	3,384	(56.7)
Rental of Areas	30	33	(8.8)

	3,137	6,507	(51.8)

International	93	193	(51.7)

Total Production Taxes	3,230	6,700	(51.8)

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2009	2Q-2009	2Q-2008		2009	2008

22,899	27,001	40,940	Sales of products and services	49,900	74,291
			Less:

(4,219)	(4,824)	(6,597)	Value-added and other taxes on sales and services	(9,043)	(12,493)
(468)	(595)	(848)	CIDE	(1,063)	(1,961)

18,212	21,582	33,495	Net operating revenues	39,794	59,837

(10,020)	(10,862)	(19,715)	Cost of sales	(20,882)	(35,095)
(1,328)	(1,563)	(1,531)	Depreciation, depletion and amortization	(2,891)	(2,981)
(420)	(378)	(363)	Exploration, including exploratory dry holes	(798)	(743)
(1,440)	(1,685)	(1,801)	Selling, general and administrative expenses	(3,125)	(3,507)
(146)	(176)	(229)	Research and development expenses	(322)	(466)
(166)	(158)	(219)	Employee benefit expense for non-active participants	(324)	(427)
(436)	(200)	(509)	Other operating expenses	(636)	(1,112)

(13,956)	(15,022)	(24,367)	Total costs and expenses	(28,978)	(44,331)

4,256	6,560	9,128	Operating income (loss)	10,816	15,506

(15)	230	253	Equity in results of non-consolidated companies	215	334
337	485	517	Financial income	822	958
(126)	(356)	(345)	Financial expense	(482)	(454)
(211)	(689)	(642)	Monetary and exchange variation	(900)	(695)
(63)	(85)	(66)	Other taxes	(148)	(175)
(131)	54	94	Other expenses, net	(77)	94

(209)	(361)	(189)		(570)	62

4,047	6,199	8,939	Income (Loss) before income taxes	10,246	15,568

			Income tax expense:
(965)	(1,824)	(2,372)	Current	(2,789)	(4,085)
(332)	623	(332)	Deferred	291	(680)

(1,297)	(1,201)	(2,704)	Total income tax expense	(2,498)	(4,765)

2,750	4,998	6,235	Net income for the period	7,748	10,803

(114)	(1,007)	(20)	Less: Net income attributable to the noncontrolling interest	(1,121)	(87)

2,636	3,991	6,215	Net income (loss) attributable to Petrobras	6,627	10,716

			Weighted average number of shares outstanding

5,073,347,344	5,073,347,344	5,073,347,344	Common	5,073,347,344	5,073,347,344
3,700,729,396	3,700,729,396	3,700,729,396	Preferred	3,700,729,396	3,700,729,396

			Basic and diluted earnings per share

0.30	0.45	0.71	Common and Preferred	0.76	1.22

			Basic and diluted earnings per ADS

0.60	0.90	1.42	Common and Preferred	1.52	2.44

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of June 30, 2009	As of December 31, 2008
Assets
Current assets
Cash and cash equivalents	4,870	6,499
Marketable securities	105	124
Accounts receivable, net	7,732	6,613
Inventories	9,152	7,990
Recoverable taxes	4,016	3,281
Other current assets	2,809	2,251

Total current assets	28,684	26,758

Property, plant and equipment, net	110,076	84,719

Investments in non-consolidated companies and other investments	4,031	3,198

Non-current assets
Accounts receivable, net	1,307	923
Advances to suppliers	3,285	2,471
Petroleum and Alcohol Account – receivable from Federal Government	418	346
Marketable securities	2,297	1,738
Restricted deposits for legal proceedings and guarantees	939	798
Recoverable taxes	4,132	3,095
Others	2,274	1,649

Total non-current assets	14,652	11,020

Total assets	157,443	125,695

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	7,784	7,763
Short-term debt	2,182	2,399
Current portion of long-term debt	1,809	1,531
Current portion of project financings	1,828	1,780
Current portion of capital lease obligations	249	251
Taxes payable	5,545	3,605
Payroll and related charges	1,505	1,398
Dividends and interest on capital payable	3,086	3,652
Other current liabilities	3,446	2,377

Total current liabilities	27,434	24,756

Long-term liabilities
Long-term debt	23,017	16,031
Project financings	5,292	5,015
Capital lease obligations	262	344
Employees’ postretirement benefits obligation - Pension and Health care	7,228	5,787
Deferred income taxes	8,258	7,080
Other liabilities	4,992	4,114

Total long-term liabilities	49,049	38,371

Shareholders' equity
Shares authorized and issued:
Preferred share – 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 – 5,073,347,344 shares	21,088	21,088
Additional paid in capital	(289)	-
Reserves and others	43,241	25,715

Petrobras’ Shareholders' Equity	79,146	61,909

Noncontrolling interest	1,814	659

Total Equity	80,960	62,568

Total liabilities and shareholders’ equity	157,443	125,695

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the first half of
1Q-2009	2Q-2009	2Q-2008		2009	2008

			Cash flows from operating activities
2,750	4,998	6,235	Net income for the period	7,748	10,803

			Adjustments to reconcile net income to net cash provided by operating activities:
1,328	1,563	1,531	Depreciation, depletion and amortization	2,891	2,981
241	88	248	Dry hole costs	329	423
15	(230)	(258)	Equity in the results of non-consolidated companies	(215)	(334)
444	(289)	138	Foreign exchange (gain)/loss	155	735
332	(623)	332	Deferred income taxes	(291)	680
176	57	96	Other	233	231

			Working capital adjustments
467	(1,224)	(1,867)	Decrease (increase) in accounts receivable, net	(757)	(2,521)
608	(815)	(2,500)	Decrease (increase) in inventories	(207)	(3,193)
(1,217)	1,164	744	Increase (decrease) in trade accounts payable	(53)	1,295
367	457	729	Increase in taxes payable	824	1,225
(7)	(582)	(125)	Increase in advances to suppliers	(589)	(516)
(270)	(192)	88	Increase in recoverable taxes	(462)	(202)
668	(503)	708	Increase (decrease) in other working capital adjustments	165	619

5,902	3,869	6,099	Net cash provided by operating activities	9,771	12,226

(6,528)	(8,335)	(5,596)	Net cash flows from investing activities	(14,863)	(11,666)

2,192	468	(1,058)	Net cash flows from financing activities	2,660	(1,966)

1,566	(3,998)	(555)	Increase (Decrease) in cash and cash equivalents	(2,432)	(1,406)
61	742	1,002	Effect of exchange rate changes on cash and cash equivalents	803	1,067
6,499	8,126	6,201	Cash and cash equivalents at beginning of period	6,499	6,987

8,126	4,870	6,648	Cash and cash equivalents at the end of period	4,870	6,648

Income Statement by Segment

	First half of 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	316	21,423	2,267	3,494	12,294	-	-	39,794
Inter-segment net operating revenues	14,712	10,956	475	501	333	-	(26,977)	-

Net operating revenues	15,028	32,379	2,742	3,995	12,627	-	(26,977)	39,794

Cost of sales	(6,887)	(23,829)	(2,076)	(2,992)	(11,572)	-	26,474	(20,882)
Depreciation, depletion and amortization	(1,805)	(488)	(126)	(299)	(81)	(92)	-	(2,891)
Exploration, including exploratory dry holes	(681)	-	-	(117)	-	-	-	(798)
Selling, general and administrative expenses	(157)	(1,077)	(171)	(343)	(610)	(809)	42	(3,125)
Research and development expenses	(126)	(73)	(7)	(1)	(3)	(112)	-	(322)
Employee benefit expense for non-active participants	-	-	-	-	-	(324)	-	(324)
Other operating expenses	70	(310)	(129)	(71)	26	(250)	28	(636)

Cost and expenses	(9,586)	(25,777)	(2,509)	(3,823)	(12,240)	(1,587)	26,544	(28,978)

Operating income (loss)	5,442	6,602	233	172	387	(1,587)	(433)	10,816

Equity in results of non-consolidated companies	(1)	148	46	21	-	1	-	215
Financial income (expenses), net	-	-	-	-	-	(560)	-	(560)
Other taxes	(39)	(21)	(5)	(36)	(8)	(39)	-	(148)
Other expenses, net	(26)	120	(7)	(156)	2	(10)	-	(77)

Income (Loss) before income taxes	5,376	6,849	267	1	381	(2,195)	(433)	10,246

Income tax benefits (expense)	(1,828)	(2,280)	(75)	(295)	(129)	1,961	148	(2,498)

Net income (loss) for the period	3,548	4,569	192	(294)	252	(234)	(285)	7,748

Less: Net income (loss) attributable to the noncontrolling interest	49	(46)	42	(50)	-	(1,116)	-	(1,121)

Net income (loss) attributable to Petrobras	3,597	4,523	234	(344)	252	(1,350)	(285)	6,627

Income Statement by Segment

	First half of 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	459	35,989	3,674	4,646	15,069	-	-	59,837
Inter-segment net operating revenues	31,882	13,097	497	493	260	-	(46,229)	-

Net operating revenues	32,341	49,086	4,171	5,139	15,329	-	(46,229)	59,837

Cost of sales	(10,494)	(48,066)	(3,450)	(3,955)	(13,999)	-	44,869	(35,095)
Depreciation, depletion and amortization	(1,619)	(645)	(179)	(267)	(107)	(164)	-	(2,981)
Exploration, including exploratory dry holes	(606)	-	-	(137)	-	-	-	(743)
Selling, general and administrative expenses	(215)	(1,200)	(222)	(391)	(698)	(860)	79	(3,507)
Research and development expenses	(232)	(89)	(31)	(1)	(4)	(109)	-	(466)
Employee benefit expense for non-active participants	-	-	-	-	-	(427)	-	(427)
Other operating expenses	1	(150)	(416)	(89)	27	(485)	-	(1,112)

Cost and expenses	(13,165)	(50,150)	(4,298)	(4,840)	(14,781)	(2,045)	44,948	(44,331)

Operating income (loss)	19,176	(1,064)	(127)	299	548	(2,045)	(1,281)	15,506

Equity in results of non-consolidated companies	-	163	61	109	-	1	-	334
Financial income (expenses), net	-	-	-	-	-	(191)	-	(191)
Other taxes	(28)	(30)	(11)	(36)	(8)	(62)	-	(175)
Other expenses, net	9	83	10	(1)	(8)	1	-	94

Income (Loss) before income taxes	19,157	(848)	(67)	371	532	(2,296)	(1,281)	15,568

Income tax benefits (expense)	(6,513)	343	44	(169)	(181)	1,275	436	(4,765)

Net income (loss) for the period	12,644	(505)	(23)	202	351	(1,021)	(845)	10,803

Less: Net income (loss) attributable to the noncontrolling interest	(130)	56	(48)	(55)	-	90	-	(87)

Net income (loss) attributable to Petrobras	12,514	(449)	(71)	147	351	(931)	(845)	10,716

Other Operating Expenses by Segment

	First half of 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Allowance for marking inventory to market value	-	(88)	(1)	(112)	-	(4)	-	(205)
Institutional relations and cultural projects	(16)	(6)	(2)	-	(9)	(161)	-	(194)
Unscheduled stoppages of plant and equipment	(124)	(34)	-	-	-	-	-	(158)
Idle capacity at thermoelectric power plants	-	-	(146)	-	-	-	-	(146)
Losses from legal proceedings	(8)	(57)	(12)	(2)	(10)	(12)	-	(101)
HSE expenses	(14)	(9)	-	-	-	(44)	-	(67)
Ship or pay commitments	-	-	-	(13)	-	-	-	(13)
Contractual fines	-	-	(7)	-	-	-	-	(7)
Other	232	(116)	39	56	45	(29)	28	255

	70	(310)	(129)	(71)	26	(250)	28	(636)

	First half of 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(22)	(18)	(2)	-	(15)	(271)	-	(328)
Idle capacity at thermoelectric power plants	-	-	(149)	-	-	-	-	(149)
HSE expenses	(5)	(23)	(1)	-	-	(73)	-	(102)
Contractual fines	-	-	(169)	-	-	-	-	(169)
Losses from legal proceedings	(8)	(15)	-	(74)	(5)	(69)	-	(171)
Unscheduled stoppages of plant and equipment	(18)	(24)	-	-	-	-	-	(42)
Ship or pay commitments	-	-	-	(26)	-	-	-	(26)
Other	54	(70)	(95)	11	47	(72)	-	(125)

	1	(150)	(416)	(89)	27	(485)	-	(1,112)

Selected Balance Sheet Data by Segment

	First half of 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,878	12,666	2,213	2,783	2,872	9,650	(4,378)	28,684

Cash and cash equivalents	-	-	-	-	-	4,870	-	4,870
Other current assets	2,878	12,666	2,213	2,783	2,872	4,780	(4,378)	23,814

Investments in non-consolidated companies and other investments	255	1,595	563	1,330	197	91	-	4,031

Property, plant and equipment, net	59,587	22,287	14,945	9,477	1,981	1,825	(26)	110,076

Non-current assets	3,724	1,427	1,562	1,440	401	7,195	(1,097)	14,652

Total assets	66,444	37,975	19,283	15,030	5,451	18,761	(5,501)	157,443

Selected Balance Sheet Data by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated companies and other investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (as of June 30, 2009)	10,863	2,787	727	630	2,518	(2,495)	15,030

STATEMENT OF INCOME
(First half of 2009)

Net Operating Revenues	1,114	2,522	198	1,061	2	(902)	3,995

Net operating revenues to third parties	386	1,897	171	1,038	2	-	3,494
Inter-segment net operating revenues	728	625	27	23	-	(902)	501

Net income (loss) attributable to Petrobras	166	(126)	32	25	(467)	26	(344)

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (as of December 31, 2008)	10,274	2,592	807	354	1,805	(2,393)	13,439

STATEMENT OF INCOME
(First half of 2008)

Net Operating Revenues	1,483	3,186	235	1,312	2	(1,079)	5,139

Net operating revenues to third parties	714	2,442	210	1,278	2	-	4,646
Inter-segment net operating revenues	769	744	25	34	-	(1,079)	493

Net income (loss) attributable to Petrobras	242	(79)	39	42	(106)	9	147

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.